UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                                  ECTEL LTD.
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                                (Name of Issuer)

                  ORDINARY SHARES, NIS 0.04 NOMINAL (PAR) VALUE
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                        (Title of Class of Securities)

                                    M29925100
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                                 (CUSIP Number)

                                  MAY 10, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|      Rule 13d-1(b)

        |_|      Rule 13d-1(c)

        |X|      Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  NO.        M29925100                  SCHEDULE 13G
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   1  NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
      ECI TELECOM LTD.

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   2  CHECK THE APPROPRIATE BOX IF         (a)   |_|
      A MEMBER OF A GROUP                  (b)   |_|

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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION
      ISRAEL

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    NUMBER OF SHARES BENEFICIALLY           5    SOLE VOTING POWER
    OWNED BY EACH REPORTING                      2,890,325
    PERSON WITH
                                            6    SHARED VOTING POWER
                                                 NONE

                                            7    SOLE DISPOSITIVE POWER
                                                 2,890,325

                                            8    SHARED DISPOSITIVE POWER
                                                 NONE

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   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,890,325
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      16.0%*

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  12  TYPE OF REPORTING PERSON
      CO

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* Based on 18,112,146 ordinary shares outstanding as of June 24, 2004.

ITEM 1.


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

    (a)  Name of Issuer:

         ECtel Ltd.
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    (b)  Address of Issuer's Principal Executive Offices

         43 Hasivim Street, Petah Tikva 49130, Israel
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ITEM 2.

    (a)  Name of Person Filing

         ECI Telecom Ltd.
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    (b)  Address of Principal Business Office or, if none, Residence

         30 Hasivim Street, Petah Tikva 49133, Israel
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    (c)  Citizenship

         Israel
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    (d)  Title of Class of Securities

         Ordinary shares, NIS 0.04 nominal (par) value ("Ordinary Shares")
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    (e)  CUSIP Number

         M29925100
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ITEM    3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE FILING PERSON IS A:

        Not applicable

ITEM 4. OWNERSHIP.
    (a)  Amount beneficially owned:

                  2,890,325 Ordinary Shares*
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    (b)  Percent of class:

                  16.0% (based on 18,112,146 Ordinary Shares outstanding
                   as of June 24, 2004).
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    (c)  Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote

                  2,890,325 Ordinary Shares
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         (ii)     Shared power to vote or to direct the vote

                  None
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         (iii)    Sole power to dispose or to direct the disposition of

                  2,890,325 Ordinary Shares
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         (iv)     Shared power to dispose or to direct the disposition of

                  None
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

* Excludes 544,054 ECtel shares held in trust. On May 10, 2004, ECI Telecom Ltd. ("ECI") distributed 7,600,000 ordinary shares of ECtel Ltd. ("ECtel") to holders of record of ECI's shares as of May 5, 2004, of which 544,054 ECtel shares, which were withheld by ECI pursuant to Israeli tax law, were placed in an irrevocable trust with instructions to sell on the NASDAQ Stock Market to reimburse the tax payable by ECI to the Israeli government, subject to the terms of the trust and applicable securities laws. The trust is the record owner of the withheld shares, and ECI is the sole beneficiary with respect to the proceeds from the sale of shares held by the trust. ECI does not have any voting rights with respect to the shares held in the trust and has no power to cause the disposition of the shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following. |_|

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not Applicable.

ITEM 10. CERTIFICATION.

      Not Applicable.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2004

                                                 ECI TELECOM LTD.

                                                 By: /s/ Martin Ossad
                                                 -------------------------------
                                                 Name: Martin Ossad
                                                 Title: Corporate Vice President
                                                 and General Counsel

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